LUXURBAN HOTELS INC.

2125 Biscayne Blvd | Suite 253

Miami, Florida 33137

June 27, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Acceleration Request of LuxUrban Hotels Inc.
Registration Statement on Form S-1
Registration No. 333-272803

Gentlemen:

In connection with the Registration Statement on Form S-1 of LuxUrban Hotels Inc., the undersigned hereby requests acceleration of the effective date and time of the Registration Statement to 8:00 a.m., EDT, on June 30, 2023, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Jim Davidson at (713) 220-3649.

Very truly yours,

LUXURBAN HOTELS INC.

By:	/s/ Brian Ferdinand
Name: Brian Ferdinand
Title: Chief Executive Officer